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                          December 18, 2020

       Raj Mehra, Ph.D.
       President, Chief Executive Officer and Chairman
       Seelos Therapeutics, Inc.
       300 Park Avenue, 12th Floor
       New York, NY 10022

                                                        Re: Seelos
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 15,
2020
                                                            File No. 333-251356

       Dear Dr. Mehra:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences